UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05040027

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue - Suite 300
(No. and Street)

Memphis (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Reid 901/260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhea & Ivy, PLC
(Name – *if individual, state last, first, middle name*)

6000 Poplar Avenue - Suite 250 (Address) Memphis (City) TN (State) 38119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duncan F. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

SHARON J. DUNN Commission Exp. NOTARY PUBLIC LARGE SHELBY COUNTY, TN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

RHEA & IVY, P.L.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
SUITE 250 • 6000 POPLAR AVENUE • MEMPHIS, TN 38119-3971
TEL 901-761-3000 • FAX 901-761-9667 • WWW.RHEAIVY.COM

To the Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. (the "Company") as of December 31, 2004, and the related statements of income, stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Rhea & Ivy, PLC

January 26, 2005

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2004

Assets

Cash		$	574,567
Cash segregated under federal regulations			124,541
Receivable from clearing organization			100,000
Receivables from non-customers			575,211
Securities owned, at market value			48,015,172
Furniture and equipment, net of accumulated depreciation of $798,470			1,260,669
Other Assets:			
Accrued interest on securities owned	499,005		
Commissions, claims, and other receivables, net of allowance for bad debts of $229,000	475,400		
Deferred income taxes	314,900		
Recoverable federal taxes	249,800		
Other receivable and miscellaneous	411,886		1,950,991
		$	52,601,151

See notes to financial statements.

Liabilities and Stockholders' Equity

Liabilities:			
Payable to clearing organization and bank		$	4,197,784
Payable to broker			103,839
Securities sold, but not yet purchased, at market value			23,530,247
Other Liabilities:			
Accounts payable	580,995		
Deferred income taxes	347,700		
Accrued expenses and other liabilities	1,896,885		2,825,580
			30,657,450
Commitments and Contingent Liabilities			-
Stockholders' Equity:			
Common stock:			
Class A (nonvoting) - authorized, issued and outstanding 700,000 shares with par value of $10 a share			7,000,000
Class B (voting) - authorized, issued and outstanding 1,307 shares with par value of $1 a share			1,307
Additional paid-in capital			1,000,000
Retained earnings			13,942,394
			21,943,701
		$	52,601,151

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing Clearing Services, on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission (SEC) which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Recording Security Transactions

Purchase and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, which is not materially different from trade date.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations are valued at market. Securities not readily marketable are stated at their estimated value. Rules and regulations of the SEC require broker-dealer securities owned and securities sold, but not yet purchased to be valued at market. Unrealized gains and losses have been included in income.

2. Summary of Significant Accounting Policies (continued)

Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions and are carried at their contract amounts plus accrued interest.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulation depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

The Company accounts for the carrying value of its long-lived assets, including furniture and equipment, in accordance with SFAS No. 144, which requires evaluation of impairment, and if present, a write down of the asset to fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a separate return as a member of a controlled group. The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense is the current tax payable for the year plus or minus the net change in the deferred tax assets and liabilities.

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Advertising

The costs of general advertising, promotion, and marketing programs are charged to operations in the year incurred, and approximated $81,450 for the year ended December 31, 2004.

3. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $124,541 has been segregated in special accounts. The amount required to be on deposit at December 31, 2004, was $16,735.

4. Receivable from Clearing Organization

The amount receivable from clearing organization at December 31, 2004 follows:

Unsecured deposit with clearing organization	$ 100,000

5. Commissions, Claims and Other Receivables

Included in commissions, claims and other receivables is a note receivable for an advance made to an employee of $325,000. The note bears interest at 5.5% and all interest and principal is due March 15, 2005.

6. Securities Owned and Sold, Not Yet Purchased

At December 31, 2004, securities owned and sold, not yet purchased at market value are summarized as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. Government	$ 13,452,939	$ 22,342,245
State and municipal obligations	17,480,490	10,000
Certificates of deposit	472,150	-
Corporate obligations	13,308,086	1,178,002
Other securities	3,301,507	-
	$ 48,015,172	$ 23,530,247

7. Common Stock

The Company has both class A nonvoting and class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price.

8. Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2004, consists of the following:

Current:	
Federal	$ 581,615
State	137,557
	719,172
Deferred:	
Federal	(90,600)
State	(14,700)
	(105,300)
	$ 613,872

The 2004 provision for income taxes differs from taxes computed at the federal statutory rate as follows:

Statutory federal rate	34.0%
State income taxes, net of federal benefit	4.5
Permanent differences (primarily related to tax exempt municipal securities and non-deductible meals and entertainment)	(4.5)
Effective tax rate	34.0%

Deferred tax assets and liabilities consist of the following components at December 31, 2004:

Deferred tax asset:	
Accrued expenses and allowances	$ 314,900
Deferred tax liabilities:	
Property and equipment	$ 347,700

9. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees with six or more months of service. The Company matches employee contributions to the plan to a maximum of $500 for each employee. The retirement expense for the year ended December 31, 2004, was $26,746.

10. Commitments

Leases

The Company leases office space under various operating leases through December 2012, with renewal options thereafter. Rent expense for the year ended December 31, 2004 was $396,908.

10. Commitments (continued)

Leases (continued)

Future minimum lease payments due under non-cancelable agreements are as follows:

For the Year Ending December 31,	Amount
2005	$ 386,324
2006	377,414
2007	380,853
2008	355,999
2009	363,050
Thereafter	1,133,176
	$ 2,996,816

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. A loss reserve has been established based on management's estimate of probable losses related to these legal matters. In the opinion of management, these claims and suits in the aggregate will not have a material adverse affect on the Company's financial statements.

11. Clearing Agreements

The Company provides clearing and other services for other registered broker-dealers. While the terms of such agreements are tailored to the individual needs of the parties, the Company provides facilities, contacts, registration and other functions needed to clear transactions initiated by the broker-dealers. The type, size, and amount of transactions (including unsold) are contractually limited by mutual agreement. Such transactions are processed through the Company's clearing accounts at Pershing and Pershing treats such transactions as if they were Company transactions.

The Company carries transactions in its inventory and bears the regulatory Net Capital charges associated therewith. The gross profit generated by such transactions and related interest bought or sold is carried as a liability to the broker-dealer until the Company remits such funds, less expenses and fees charged by the Company for its services. Such expenses include interest charged to carry unsold securities. The broker-dealer is responsible for the supervision and compensation of employees entering transactions.

11. Clearing Agreements (continued)

Net fees charged broker-dealers by the Company are included in fees for account supervision on the statement of income. At December 31, 2004, approximately $2,699,209 of securities owned and sold, not yet purchased are the result of broker-dealer clearing services.

12. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities require the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparties ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

13. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $13,629,154 which was $13,379,154 in excess of its required net capital of $250,000. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30 day period or reduce excess net capital below 25% of deductions from net worth. The Company's ratio of aggregate indebtedness to net capital was .17 to 1 at December 31, 2004.

14. Related Parties

At December 31, 2004, the Company had a receivable from a stockholder for $575,211. This receivable bears interest at rates prescribed by the Internal Revenue Service. Interest income from this note totaled $11,283 for the year ended December 31, 2004.

15. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.